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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 8-A/A
                                (AMENDMENT NO. 2)
                              --------------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               IPC HOLDINGS, LTD.

             (Exact Name of Registrant as Specified in its Charter)

        BERMUDA                                                 NA
(State of Incorporation                                  (I.R.S. Employer
    or Organization)                                    Identification No.)

     AMERICAN INTERNATIONAL BUILDING
            29 RICHMOND ROAD
            PEMBROKE, BERMUDA                                  HM 08
(Address of Principal Executive Offices)                     (Zip Code)

If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [ ]

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [ ]

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                          Common Shares, par value $.01
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANTS' SECURITIES TO BE REGISTERED.

                  The following description of IPC Holdings, Ltd.'s share capital summarizes certain provisions of our bye-laws and applicable Bermuda law. A copy of our bye-laws is filed as an exhibit to the Registration Statement. All references in this description to "we," "us," "our" and the "Company" refer to IPC Holdings, Ltd. unless the context otherwise requires.

GENERAL

                  Our authorized share capital consists of: (i) 75,000,000 common shares, par value $0.01 per share, and (ii) 25,000,000 preferred shares, par value $0.01 per share, none of which are outstanding.

COMMON SHARES

                  Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights and except as set forth in the next sentence, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. The common shares are entitled to vote cumulatively in the election of directors (resulting in each shareholder, including a shareholder holding Controlled Shares (as defined below), being entitled to the number of votes as equals the number of votes which (except for this provision as to cumulative voting) such shareholder would be entitled to cast for the election of directors with respect to its shares multiplied by the number of directors to be elected, and all votes may be cast for one or more of the directors being elected). The quorum for any meeting of our shareholders is two persons holding or representing more than 50% of the common shares in issue. Most matters to be approved by holders of common shares require approval by a simple majority vote. Under Bermuda law, the holders of 75% of the common shares voting in person or by proxy at a meeting must generally approve a merger or amalgamation with another company. In addition, under Bermuda law, a resolution to remove our auditor before the expiration of his term of office must be approved by at least two-thirds of the votes cast at a meeting of the shareholders of the Company. Under our bye-laws, however, our Board of Directors has the power to approve our discontinuation from Bermuda to another jurisdiction.

                  In the event of a liquidation, dissolution or winding-up of the Company, the holders of our common shares are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred shares. All outstanding common shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of our Board without the approval of our shareholders with such rights, preferences and limitations as the Board may determine.

LIMITATION ON VOTING RIGHTS

                  Each common share has one vote on a poll of the shareholders, except that, if and for as long as the number of issued Controlled Shares (as defined below) of any person would constitute 10% or more of the combined voting power of the issued common shares of the Company (after giving effect to any prior reduction in voting power as described below), each issued Controlled Share, regardless of the identity of the registered holder thereof, will confer a fraction of a vote as determined by the following formula (the "Formula"):

                  (T - C) / (9.1 x C)

Where: "T" is the aggregate number of votes conferred by all the issued common shares immediately prior to that application of the Formula with respect to such Controlled Shares (as defined below), adjusted to take into account each reduction in such aggregate number of votes that results from a prior reduction in the exercisable votes conferred by any issued Controlled Shares pursuant to the "sequencing provision" described below; and

                  "C" is the number of issued Controlled Shares attributable to that person. "Controlled Shares" of any person refers to all common shares owned by that person, whether (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the United States Internal Revenue Code (the "Code") or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the United States Securities Exchange Act (the "Exchange Act") and the rules and regulations thereunder other than Excluded Controlled Shares (as defined below). "Excluded Controlled Shares" of any person refers to all Controlled Shares of that person that would not be Controlled Shares of that person but for clause (iii) of the definition of Controlled Shares, provided that (i) such person is registered under the United States federal securities laws as a broker, dealer or investment adviser or is a bank as defined in Section 3(a)(6) of the Exchange Act, (ii) such person is the beneficial owner of such shares solely because it has discretionary authority to vote or dispose of such shares in a fiduciary capacity on behalf of its client who is also a beneficial owner of such shares, (iii) the voting rights carried by such shares are not being exercised (and the client is informed that they are not being exercised) by such broker, dealer, investment adviser or bank and are being exercised (if they are exercised at all) by such client, and (iv) the person would meet the eligibility test for the filing of Schedule 13G contained in Rule 13d-1(b)(1) under the Exchange Act with respect to the entirety of

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                  its common share ownership (without regard to whether such person actually has any filing obligations under Section 13(d) of the Exchange Act), and provided, further, that we shall have received such assurances as we may request confirming that such shares are Excluded Controlled Shares.

                  The Formula will be applied successively as many times as may be necessary to ensure that no person will be a 10% Shareholder (as defined below) at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the Formula will be applied to the shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the Formula will be applied first to the votes of shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued common shares as of such date, as reduced by the application of the Formula to any issued common shares of any shareholder with a larger number of total Controlled Shares as of such date. "10% Shareholder" means a person who owns, in aggregate, (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section l3(d)(3) of the Exchange Act, issued shares of the Company carrying 10% or more of the total combined voting rights attaching to all issued shares other than, with respect to clause (iii), Excluded Controlled Shares.

                  Our directors are empowered to require any shareholder to provide information as to that shareholder's beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other shareholders or any other facts our directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. Our directors may disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or untrue information. We may assume that the Controlled Shares of each shareholder do not include any Excluded Controlled Shares unless such shareholder otherwise notifies us and provides such assurance.

                  Our directors retain certain discretion to make such final adjustments to the aggregate number of votes attaching to the common shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% Shareholder at any time.

RESTRICTIONS ON TRANSFER

                  Our bye-laws contain several provisions restricting the transferability of common shares. The directors are required to decline to register a transfer of shares if they have reason to believe (i) that the result of such transfer would be to increase the number of total Controlled Shares of any person other than an AIG Person to 10% or more of the shares of the Company or (ii) that an AIG Person would become a United States 25% Shareholder, in each case without giving effect to the limitation on voting rights described above. Similar restrictions apply to the Company's ability to issue or repurchase shares. "AIG Person" means any of American International Group, Inc. and its affiliates and "United States 25% Shareholder" means a U.S. person who owns, directly or by application of the constructive ownership rules of Sections 958(a) and 958(b) of the Code, more than 25% of either (i) the total combined voting rights attaching to the issued common shares and the issued shares of any other class of the Company or (ii) the total combined value of the issued common shares and any other issued shares of the Company, determined pursuant to
Section 957 of the Code.

                  Our directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe (i) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (ii) that registration of the transfer under the U.S. Securities Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected.

                  We are authorized to request information from any holder or prospective acquiror of shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

                  Conyers Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A transferor of common shares will be deemed to own those common shares for dividend, voting and reporting purposes until a transfer of such common shares has been registered on the Register of Members of the Company.

                  If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within thirty days of such refusal. Our bye-laws also provide that our Board may suspend the registration of transfers for any reason and for such periods as our Board may from time to time determine, provided that our Board may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

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                  Our directors may designate our Chief Executive Officer to exercise their authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as the Chief Executive Officer is also a director.

PREFERRED SHARES

                  Pursuant to our bye-laws and Bermuda law, our Board of Directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Any rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of the Company.

BYE-LAWS

                  Our bye-laws provide for our corporate governances, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

                  Our bye-laws provide that the Board of Directors shall be elected annually and do not provide for the Board of Directors to be staggered. Shareholders may only remove a director prior to the expiration of that director's term at a special meeting of shareholders at which a majority of the holders of shares voting thereon vote in favor of that action.

                  Our bye-laws also provide that if the Board of Directors in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent our Board of Directors determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

TRANSFER AGENT

                  Our registrar and transfer agent for all common shares is Computershare Investor Services, 2 North LaSalle Street, Chicago, Illinois 60602.

DIFFERENCES IN CORPORATE LAW

                  The Companies Act 1981 of Bermuda, which we refer to as the Companies Act, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

                  INTERESTED DIRECTORS. Bermuda law and our bye-laws provide that transactions we enter into in which a director has an interest are not voidable by us, nor can the interested director be liable to us for any profit realized pursuant to such transactions, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, such transaction would not be voidable if (i) the material facts as to the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum, (ii) the material facts as to the director's relationship or interest and as to the transaction are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the shareholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders. Under Delaware law, the interested director could be held liable for a transaction in which that director derived an improper personal benefit.

                  MERGERS AND SIMILAR ARRANGEMENTS. We may acquire the business of another Bermuda company or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. In the case of an amalgamation, we may amalgamate with another Bermuda company or with a body incorporated outside Bermuda. A shareholder who did not vote in favor of the amalgamation may apply to a Bermuda court for a proper valuation of his or her shares if he or she is not satisfied that fair value has been offered for those shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares

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entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired,
(ii) in exchange for the outstanding stock of the corporation to be acquired or
(iii) in a merger of the corporation to be acquired with the subsidiary of the acquiring corporation.

                  TAKEOVERS. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless the offer is obviously and convincingly unfair. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

                  SHAREHOLDER'S SUIT. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

                  INDEMNIFICATION OF DIRECTORS. We indemnify our directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own willful default, willful neglect, fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

                  INSPECTION OF CORPORATE RECORDS. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which will include our memorandum of association (including our objects and powers) and alterations to our memorandum of association, including any increase or reduction of our authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a stockholder.

TREATMENT OF FOREIGN SHAREHOLDERS

                  Under Bermuda law, there is no limitation on the right of U.S. citizens to hold or vote securities issued by the Company, and U.S. shareholders are not subject to Bermuda taxes on their common shares. The reciprocal tax treaty between the United States and Bermuda contains no provisions regarding withholding taxes.

ITEM 2.  EXHIBITS.

                  The following exhibits are filed as a part of this registration statement:

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
Exhibit
Number                       Description
 4.1         Memorandum of Association*

 4.2         Amended and Restated Bye-laws

 4.3         Form of Memorandum of Increase in Share Capital*

 4.4         Form of Share Certificate*

* Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-00088).

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                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            IPC HOLDINGS, LTD.

Date: July 9, 2003                          By:   /s/ Dennis J. Higginbottom
                                                --------------------------------
                                                    Dennis J. Higginbottom
                                                    Vice President and Secretary

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                                  EXHIBIT INDEX

Exhibit Number                      Description
     4.1          Memorandum of Association*

     4.2          Amended and Restated Bye-laws

     4.3          Form of Memorandum of Increase in Share Capital*

     4.4          Form of Share Certificate*

* Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-00088).